September 23, 2024

Kurt B. McMaken
Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, VA 23226-8100

       Re: The Brink's Company
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-09148
Dear Kurt B. McMaken:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note that you identify three non-GAAP measures when describing the purpose of your non-GAAP information on page 24, as "to report our operating profit, income from continuing operations and earnings per share without certain income and expense items that do not reflect the regular earnings of our operations." You indicate that you do not consider the excluded items to be reflective of your core operating performance.
       However, you refer to pages 35-37 for the reconciliations which appear to cover not only those measures but also eight additional non-GAAP measures, and it appears that you have another four non-GAAP measures on page 40 and 42.

       Please revise your description of purpose as necessary to explain your rationale for each non-GAAP measure that you present to comply with Item 10(e)(1)(i)(C) of Regulation S-
       K; it should be clear why you believe each measure provides useful information to investors regarding your financial condition and results of operations. Given that you identify measures of revenue, capital expenditures and financing leases as both GAAP
 September 23, 2024
Page 2

       and non-GAAP measures, also revise the labels as necessary to identify the measures as either GAAP or non-GAAP. Your disclosures should provide appropriate and clear differentiation between GAAP and non-GAAP measures.

       Given that the excluded items listed on page 28 include various recurring costs such as reorganization and restructuring, acquisitions and dispositions, and the effects of inflation, please also expand your discussion and analysis of the non-GAAP measures on page 25 to clarify the nature of the recurring costs that have been excluded from your non-GAAP measures and to explain why activity associated with the costs is not relevant to understanding your core operating performance or regular earnings, in your view.

Income and Expense Not Allocated to Segments
Corporate Expenses, page 28

2.     We note that the second table on page 28 is identified as    Other Items
Not Allocated to
       Segments    although items within the table are preceded by the label
Operating profit
       and the sum of the items is labeled in an identical manner. Please correct the labels utilized to characterize the amounts presented within the tabulation.

       With regard to unallocated costs, please disclose the criteria utilized to report such costs as either corporate expenses, which are in turn reflected in your non-GAAP measures, or as other items which are excluded from your non-GAAP measures, and explain how that criteria serves to appropriately differentiate between items that are representative of
       "core operating performance" or "regular earnings" and items that are not, in your view.

Non-GAAP Results Reconciled to GAAP, page 35

3. Given the emphasis you have placed on non-GAAP measures throughout MD&A, and considering language characterizing your non-GAAP measures as more representative of core operating performance and regular earnings than the corresponding GAAP measures, it is unclear how you have considered our Compliance and Disclosure Interpretations
       (C&DI's) on Non-GAAP measures in formulating your disclosures.

       Please address the following points.

             Provide us with an analysis of each adjustment showing how you considered the guidance in Question 100.01 of our C&DI's, as to whether the excluded item represents a normal, recurring, cash operating expense necessary to operate your business, and explaining how your exclusion of any amount designated as such would not cause the resulting measure to be misleading in your view.

             Please address the guidance in Question 102.10(c) of our C&DI's with respect to your presentation of non-GAAP measures in each section of your discussion and analysis, and submit the revisions that you propose to restore balance to the disclosures and to avoid giving undue prominence to your presentation of non-GAAP measures.
 September 23, 2024
Page 3

       You may view the C&DI's on Non-GAAP measure at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation